Exhibit 99.2

HEXO Corp. (the “Corporation”) FORM OF PROXY (“PROXY”) Annual and Special Meeting Tuesday, March 8, 2022 at 10:00 a.m. (EST) web.lumiagm.com/283055768 Meeting ID: 283-055-768 / Password: hexo2022 (the “Meeting”) RECORD DATE: February 4, 2022 CONTROL NUMBER: SEQUENCE #:    FILING DEADLINE FOR PROXY: Friday, March 4, 2022 at 10:00 a.m. (EST) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL TSX Trust Company 301—100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints Scott Cooper, whom failing Roch Vaillancourt (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. —SEE VOTING GUIDELINES ON REVERSE—RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Election of Directors FOR WITHHOLD 4. Increase to the Maximum Number of Directors FOR AGAINST    a) John K. Bell                To consider and, if thought advisable, pass, with or without                variation, a special resolution, the full text of which is set    b) Scott Cooper                forth in the accompanying Circular, authorizing the    c) Rose Marie Gage                Corporation to amend its articles to increase the maximum    number of directors from ten (10) to twelve (12).    d) Dr. Lauren Chung                e) Hélène F. Fortin                5. Share Consolidation FOR AGAINST    f) Brad Kotush                 To consider and, if thought advisable, pass, with or without                variation, a special resolution, the full text of which is set    g) Peter Stringham                forth in the Circular, authorizing and approving an    h) Peter James Montour                amendment to the Articles of the Corporation to effect a    consolidation of the issued and outstanding Common    i) Will Montour                 Shares on the basis of one (1) post-consolidation Common 2. Appointment of Auditor FOR WITHHOLD    Share for a number of pre-consolidation Common Shares to Appointment of PricewaterhouseCoopers LLP as                be determined within a range of two (2) and fourteen (14) Auditor of the Corporation for the ensuing year and pre-consolidation Common Shares, and authorizing the authorizing the Directors to fix their remuneration. Board of Directors of the Corporation to determine the final                consolidation ratio within such range in its sole discretion, as 3. Change of Registered Office Municipality FOR AGAINST more particularly described in the Circular. To consider and, if thought advisable, pass, with or                without variation, a special resolution, the full text of which 6. Omnibus Long-Term Incentive Plan FOR AGAINST is set forth in the accompanying management information    circular (the “Circular”), approving a change in the To consider and, if thought advisable, pass an ordinary                municipality in Ontario in which the Corporation’s resolution, the full text of which is set forth in the Circular, registered office is located to Belleville.                approving the unallocated awards under the Corporation’s Amended and Restated Omnibus Long-Term Incentive Plan and ratifying the previous grants of certain awards thereunder, as more particularly described in the Circular.                This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of registered owner(s)                 Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person or company other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To register, please visit www.tsxtrust.com/investorinsite    Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions. www.tsxtrust.com VANCOUVER    CALGARY    TORONTO    MONTRÉAL